Mail Stop 4561

February 24, 2010

Paul C. Wirth
Finance Director and Controller
Morgan Stanley
1585 Broadway
New York, NY 10036

      Re: **Morgan Stanley**
             Form 10-K for Fiscal Year Ended
             November 30, 2008
             Filed January 29, 2009
             Proxy Statement
             Filed March 20, 2009
             File No. 001-11758

Dear Mr. Wirth:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert Telewicz
Senior Staff Accountant